UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 to Schedule 13D)

Bioxytran Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09075D102

(Cusip Number)

Ola Soderquist - CFO

Bioxytran, Inc.

75 2nd Ave., Ste 605

Needham, MA, 02494

(617) 454-1199

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 15, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 09075D102

1	Name of Reporting Person: I.R.S. Identification Nos. of Above Person (entities only): Offer Binder
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3	SEC Use Only:
4	Source of Funds (See Instruction): 00
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization: Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 5,530,000
	8	Shared Voting Power: —
	9	Sole Dispositive Power: 5,530,000
	10	Shared Dispositive Power: —

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,530,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11): 4.99%[1]
14	Type of Reporting Person (See Instructions): IN

1 Based on 111,496,166 shares of Common Stock outstanding as of August 12, 2022 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2022.

SCHEDULE 13D

Item 1. Security and Issuer.

Offer Binder (the “Reporting Person”) previously filed a Schedule 13D on May 30, 2019 (the “Schedule 13D”). This Schedule 13D relates to the common stock (the “Common Stock”) of Bioxytran Inc., a Nevada corporation (the “Issuer” or “Registrant”), and amends the Schedule 13D. The address of the principal executive offices of the Issuer is 75 2nd Ave., Ste 605, Needham, MA 02494; its telephone number is (617) 454-1199.

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed by Offer Binder (the “Reporting Person”).

(b)	The principal business address for the Reporting Person is 12 Ha’zhoar Tel Aviv 62914 Israel

(c)	The principal occupation of the Reporting Person is a self-employed consultant with a principal place of business located at 12 Ha’zhoar, 6233906 Tel Aviv, Israel.

(d)	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the State of Israel.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person did not receive any cash for the transaction and they were disposed of as a gift of Common Stock listed on Schedule I hereto.

Item 4. Purpose of Transaction.

The Reporting Person disposed the securities reported herein for personal reasons. The Reporting Person cannot be an affiliate of the Company as it would be a conflict of interest with a new venture.

The Reporting Person intends to evaluate his holdings in the Issuer on a continuous basis. Subject to all relevant securities law provisions, the Reporting Person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties. Subject to the foregoing, the Reporting Person does not have any plans that would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer of any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer of any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material changes in the present capitalization or dividend policy of the Issuer;

(f)	Any other material changes in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Except as set forth above, the Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interests in Securities of the Issuer

(a,b) For information regarding beneficial ownership, see the information presented on the cover page of this Schedule 13D. The Common Stock beneficial owned and held by the Reporting Person.

(c) Schedule I sets forth the transactions in the Common Stock effected by the Reporting Person during the past 60 days.

(d) Not applicable

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On September 21, 2018, the Issuer entered into a Merger agreement with Bioxytran and the stockholders of Bioxytran, pursuant to which the Reporting Person received 8,781,969 shares of the Issuer’s common stock. A copy of the Merger Agreement is included as Exhibit 1 to this Statement.

Item 7. Exhibits

Exhibit 1	Form of Agreement and Plan of Merger and Reorganization by and among U.S. Rare Earth Minerals, Inc., Bioxy Acquisition Corp and BioxyTran, Inc., dated September 17, 2018.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 15, 2022

By:	/s/ Offer Binder
Offer Binder

SCHEDULE I

The following table lists all transactions completed by the Reporting Person in the Common Stock since January 31, 2022, which were all completed through open market purchases.

Date	Shares gifted	Cost basis
8/15/2022	3,389,169	$57,833